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April 13, 2001



Via Facsimile and Edgar
-----------------------


Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, DC  20549
Attn:  Barbara Jacobs and Johanna Losert

Re:   Ariba, Inc.
      Commission File No. 333-55332 Application for Withdrawal
      --------------------------------------------------------

Dear Ms. Jacobs and Ms. Losert:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits thereto, Commission File No. 333-55332 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on February 9, 2001 and was amended on February 23, 2001.

Pursuant to the Registration Statement, the Registrant registered 66,652,272 shares of its Common Stock, $0.002 par value per share (the "Shares"), for issuance in connection with the merger of a subsidiary of the Registrant with and into Agile Software Corporation ("Agile"). Pursuant to an agreement dated April 2, 2001, the Registrant and Agile terminated the Agreement and Plan of Merger and Reorganization under which the Shares were to be issued. No securities have been issued under the Registration Statement.

Accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
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If you have any questions regarding the foregoing application withdrawal, please contact Brooks Stough (650-463-5370) or Stacey Tomb (650-463-5326) at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, legal counsel to the Registrant in connection with the Registration Statement.


Sincerely,

ARIBA, INC.



/s/ Robert M. Calderoni
----------------------------------------------------
Robert M. Calderoni,
Executive Vice President and Chief Financial Officer